

October 22, 2012

Via facsimile
Mr. Thomas W. Stoelk
Chief Financial Officer
Northern Oil and Gas, Inc.
315 Manitoba Avenue, Suite 200
Wayzata, MN 55391

      Re: Northern Oil and Gas, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed February 29, 2012
             File No. 001-33999

Dear Mr. Stoelk:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Ethan Horowitz

                    Ethan Horowitz
                    Branch Chief